Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 22, 2021

SPAC insider

G Squared Ascend I (GSQD) to Combine with Transfix in $1.1Bn Deal

September 21, 2021

By Nicholas Alan Clayton

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G Squared Ascend I (NYSE:GSQD) has entered into a definitive agreement to combine with digital freight platform Transfix at an enterprise value of $1.054 billion, or 3.8x its 2021E revenue.

New York City-based Transfix provides a B2B platform helping freight shippers and carriers more efficiently manage, price and track their loads.

The combined company is expected to trade on the NYSE under the symbol "TF" once the deal is completed in the first quarter of 2022.

Transaction Overview

G Squared Ascend I is financing the deal with $345 million from its current trust alongside a $60 million forward purchase agreement (FPA) at $10 per share. The FPA is backed by G Squared's sponsor, which has also agreed to backstop up to $50 million-worth of redemptions.

Transfix expects to add $372 million to its balance sheet through the deal after paying $33 million in transaction expenses. G Squared must maintain at least $200 million in cash available in order for the deal to close.

Existing Transfix shareholders are rolling 100% of their equity and are expected to own 69.4% of the combined entity with G Squared shareholders taking 23.9%. The SPAC's sponsor is expected to take 2.5% through the conversion of its promote shares and 4.2% from the FPA.

G Squared's sponsor has agreed to subject 50% of its promote shares to long-term earnout conditions with shares and warrants locked for at least one year. The parties have not yet filed their full merger documents, so G Squared's profile page will be updated once additional details on this and other terms are made public.

Quick Takes: The logistics space has seen new focus over the past year as supply chain disruptions have led to shortages and varying levels of financial stress up and down the value chain. The causes of these problems have been many, with some as simple as a big ship stuck in a canal to tariff wars and speculative commodity price spikes.

But, a theme that has risen through the news increasingly is that freight logistics has always been a fairly chaotic space, marred by fragmented market players and analog processes. Some new companies have come to the fore in recent years seeking to put a digital overlay on the B2B side of moving goods in a way that can provide transparency and efficiency.

For freight moving at sea, Flexport has risen quickly to a $3.2 billion valuation by creating a marketplace with AI-and data tools to rationalize freight booking for container shipping. Transfix hopes to do the same for land-based fright movement.

Currently, the ecosystem for moving freight over land in the US involves about 1 million shippers, 3.9 million heavy trucks spread across 900,000 individual carriers and transit fees negotiated by about 17,000 freight brokers in between. None of the players on the brokerage or carrier fronts have more than about 3% market share, so transparency and trust can be in short supply in the market.

Trucks drive as much as 30% of their miles empty and about 25% of shipment requests that are initially made through the system are rejected due to miscommunications about availability. All of this inefficiency costs the trucking industry an estimated $1.3 billion in lost wages from idling truckers waiting in their cabs annually.

Transfix's proposed solution to all of this dysfunction is its own marketplace that uses machine-learning data models to automatically match a shipment request to a carrier that is automatically priced. This system bases its matching and pricing decisions on about 272 data points per load and handles the transaction all the way from bid to invoice automatically.

While many of these data points are obvious size and weight dynamics, they also include the safety rating of the carrier, traffic on route and average wait times at shippers' pick-up facilities. This transparency helps to keep the concerns of both carriers and shippers in balance and incentivizes them to improve their record as improvements in safety rating and loading times can improve their own pricing in the marketplace.

The latest iteration of Transfix's marketplace software, which launched in Ql of 2021, manages transactions between shippers and its member carriers. But, it also allows shippers to book transit on carriers outside of the system. With this change, Transfix hopes that it can stake a position as the first-stop-shop for shippers and allow it to collect fees on transactions even if it is not getting its full gross profit of $141 per on-platform order.

So far, Transfix has managed to grow topline revenues at a CAGR of 81% from 2016 to 2020, reaching $184 million last year. It predicts a less steep climb over the next five years, with growth at a CAGR of 55%, but this would still get it to over $1 billion in revenue in 2024E and $1.6 billion in 2025E.

It does not expect to reach positive EBITDA until hitting the billion-mark in revenue, however, projecting $44 million in 2024E and $180 million in 2025E. Some of the work in getting these goals will be in continuing to optimize its own internal operations. It reduced its headcount by 10.9% from Q4 of 2019 to Q4 2020 while growing revenue 41% over that time.

Transfix also managed to reduce its processing costs from 7.7% to 4.8% by the end of 2020 and its overall G&A costs dropped to 13% of revenue in Ql of 2021 from 30% in 2017.

Transfix's valuation in this deal at l.5x its 2023E revenue coasts far below the average trading multiple of online marketplaces like Global-E (NASDAQ:GLBE) and Upwork (NASDAQ:UPWK) at 9.6x as well as supply-chain software companies like Coupa (NASDAQ:COUP), which trade on average at 13x.

This valuation is above that of leading asset-light logistics firms like Landstar (NASDAQ:LSTR), which together with C.H. Robinson (NASDAQ:CHRW) and DSV ( CO:DSV) trade at an average multiple of lx, however. But, Transfix's expected 55% revenue growth CAGR projected through 2025 far exceeds the 16% expected by these more mature players.

ADVISORS

•	J.P. Morgan Securities LLC is serving as financial advisor to Transfix.

•	Latham & Watkins LLP, O'Melveny & Myers, LLP, and Mccarter & English, LLP are serving as legal counsel to Transfix.

•	UBS Securities LLC is serving as capital markets advisor to G Squared Ascend I.

•	Goodwin Procter LLP is serving as legal counsel to G Squared Ascend I.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.